DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

October 17, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

Re:	Post-Effective Amendment No. 483 to the Registration Statement on Form N-1A of Xtrackers S&P ESG Dividend Aristocrats ETF (the “Fund”), a series of DBX ETF Trust (the “Trust”) (Reg. Nos. 333-170122; 811-22487)

Dear Ms. White,

This letter is submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) regarding the above-referenced Post-Effective Amendment (“Amendment”), which comments were received via telephone on September 15, 2022. The Amendment was filed on behalf of the Fund on August 3, 2022 with an effective date of October 24, 2022.

The Staff’s comments on the Fund’s prospectus are restated below, followed by the Fund’s responses.

1.	Comment: Please revise the last two sentences of the first paragraph of the “Principal Investment Strategies” section of the Fund’s prospectus to explain the nature of the investment exposure offered by the Fund’s underlying index, the S&P High Yield Dividend Aristocrats Index (the “Underlying Index”), in a clearer, more concise plain English fashion.

Response: The Fund’s prospectus disclosure has been revised to address the Staff’s comment.

2.	Comment: The Staff notes that the Underlying Index’s disclosed policy of “consistently increasing dividends every year for at least 20 years” is not the same as “high yielding.” Please supplementally explain the use of the term “High Yield” in the Underlying Index’s name.

Response: The inclusion of the term “high yield” in the name of Underlying Index presumably represents the determination by S&P Dow Jones Indices LLC, the Underlying Index’s index provider (the “Index Provider”), that a policy of consistently increasing dividends every year for at least 20 years is an indicia of “high yield.” The Fund notes that while the Index Provider includes the term “high yield” in the name of the Underlying Index, the term “high yield” is not included in the Fund’s name.

3.	Comment: Please revise the disclosure appearing under the “Overview of Index Construction Methodologies” heading in the “Principal Investment Strategies” section of the Fund’s prospectus to describe the overall construction of the Underlying Index in a clearer, more concise plain English fashion. Consider breaking the construction process description into simpler sequential steps and using bullets and/or other design principles to make it easier for investors to follow the construction processes. Consider using a term other than “subset” when describing the overall construction process, which could be confusing to the average investor.

Response: The disclosure appearing under the “Overview of Index Construction Methodologies” heading has been revised to eliminate the use of the term “subset.” The Fund respectfully declines to further revise this disclosure since it believes the disclosure already concisely summarizes the Underlying Index’s overall construction process in short, clear sequential steps.

4.	Comment: Please revise the Fund’s prospectus disclosure to clarify the following Underlying Index constituent weighting methodology constraint: “(ii) the minimum initial portfolio size that can be turned over in a single day (based on average daily value traded (“ADVT”)) cannot be lower than US $2 billion,” which constraint appears under the “Underlying Index – Constituent Weighting Methodology” heading in the “Principal Investment Strategies” section of the Fund’s prospectus.

Response: The Fund’s prospectus disclosure has been revised to address the Staff’s comment.

5.	Comment: Please clarify supplementally and in disclosure the risk language stating “[r]egulatory changes or interpretations regarding the definitions and/or use of ESG criteria could have a material adverse effect on ... the ability of certain classes of investors to invest in funds following an ESG strategy such as the fund,” which appears at the end of the “ESG investment strategy risk” section in the Funds’ prospectus. Please provide some examples in the Funds’ prospectus that illustrate this risk.

Response: The above-referenced disclosure is intended to notify investors that the ESG investing space is active with regulatory developments, some of which could affect the Fund’s ability to invest in certain companies and/or prohibit certain classes of investors from investing in the Fund. The Fund cites as examples the Department of Labor’s developing position on ESG investing in ERISA plans and recent state law actions, such as Texas SB 13 and SB 19, that would preclude funds and/or entire financial firms from participating in state-run investments based on certain ESG investing approaches. Illustrative examples of this risk factor have been added to the Fund’s prospectus.

6.	Comment: The disclosure in the “Underlying Index Information” subsection in the “Fund Details” section of the Fund’s prospectus appears to be repetitive with information previously presented. Please revise the disclosure in the “Underlying Index Information” subsection to present it in a simpler, more concise fashion. Investors should understand what the Underlying Index is, how it is constructed and how the Fund will track it.

Response: The Fund respectfully declines to further revise the “Underlying Index Information” subsection of the Fund’s prospectus since this subsection, while somewhat repetitive of prior information, is intended to provide a more thorough and complete explanation of the Underlying Index and its parent indices. The Fund believes that the summary section of its prospectus provides a clear, reasonably detailed description of the Underlying Index’s construction process. The Fund also notes that the summary section of the prospectus clearly describes how the Fund will track the Underlying Index, stating in pertinent part that “The fund “uses a full replication indexing strategy to seek to track the Underlying Index. As such, the fund invests directly in the component securities of the Underlying Index in substantially the same weightings in which they are represented in the Underlying Index. If it is not possible for the fund to acquire component securities due to limited availability or regulatory restrictions, the fund may use a representative sampling indexing strategy to seek to track the Underlying Index instead of a full replication indexing strategy….”

7.	Comment: Please revise disclosure to clarify what is meant by the term “financially relevant” as it appears in the sentence: “Companies are evaluated based on a range of financially relevant sustainability criteria, covering environmental, social and governance dimensions,” which appears under the “Step 2. Exclusions Based on Business Activities and United Nations Global Compact” sub-heading in the “Underlying Index Information” subsection of the “Fund Details” section of the Fund’s prospectus.

Response: The Fund’s prospectus disclosure has been revised to address the Staff’s comment.

8.	Comment: Please revise the Fund’s prospectus disclosure to include additional information regarding the principles of the United Nations Global Compact (UNGC). Please clarify how Sustainalytics determines whether a company is “compliant” or “non-compliant” with the principles of the UNGC. Disclose if Sustainalytics uses a threshold for compliance with UNGC principles.

Response: The Fund’s prospectus disclosure has been revised to address the Staff’s comment.

9.	Comment: Please describe in a clearer, more plain English fashion constituent weighting step number five relating to “basket liquidity maximum weight,” which appears in the “Underlying Index Information” subsection of the “Fund Details” section of the Fund’s prospectus. Consider providing a numeric example.

Response: Related Fund prospectus disclosure has been revised to address the Staff’s comment.

10.	Comment: If there is a sublicense agreement between the Fund and DBX Advisors LLC, the Fund’s investment advisor (the “Advisor”), permitting the Fund’s use of its Underlying Index, please file the agreement as an exhibit to the Fund’s registration statement

Response: The Fund hereby confirms that the license agreement between the Index Provider and the Advisor does not require the Advisor to sub-license the Underlying Index to the Fund. Consequently, there is no sub-license agreement between the Fund and the Advisor.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3011.

Sincerely yours,

/s/James M. Wall

James M. Wall

Associate General Counsel

DWS Investment Management Americas, Inc.

cc: Jeremy Senderowicz, Vedder Price P.C.

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